PRESS RELEASE


                                For Immediate Release
                                22 August 2005

                                Media Inquiries
                                Dan Flaherty 617.210.3887
                                dflaherty@evergreeninvestments.com


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Evergreen Investments(SM)

EVERGREEN INVESTMENTS TO PROPOSE THAT EVERGREEN UTILITIES AND HIGH INCOME FUND MAKE A TENDER OFFER TO REPURCHASE SHARES

BOSTON - Evergreen Investments announced today that it would propose to the Board of Trustees of Evergreen Utilities and High Income Fund (AMEX:ERH) that the fund make a tender offer to repurchase up to 5 percent of the fund's outstanding shares at net asset value. The Board is expected to consider this recommendation at a meeting on September 21, 2005. The Board of Trustees' consideration is subject to certain conditions set forth in the fund's prospectus dated April 27, 2004.

As described in the fund's prospectus, under the Enhanced Liquidity Plan, the Board is required to consider repurchasing shares in the event that the fund's common shares trade at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days during a predetermined measurement period. The measurement period commenced on August 1, 2005. As of the close of business on August 19, 2005, the fund had traded at a discount of greater than 5 percent for 15 days, initiating the recommendation that the Board consider a tender offer.

In the event the Board approves the tender offer, the tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, which would be mailed to shareholders on or about September 26, 2005. Shareholders should read these documents carefully when they are available because they will contain important information. These documents will also be available to investors for free at the website of the Securities and Exchange Commission (www.sec.gov). The Offer to Purchase and Letter of Transmittal will also be able to be obtained at no charge by contacting EquiServe Trust Company, N.A., the fund's information agent, as provided in the Offer to Purchase.

ABOUT EVERGREEN INVESTMENTS

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined,

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                                                                   PRESS RELEASE

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Evergreen Investments(SM)

team-based asset management. Evergreen Investments manages more than $249.9 billion in assets (as of June 30, 2005). For more information on Evergreen, please visit www.evergreeninvestments.com.


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